FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 6, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

THE BEST COMPANIES FOR SHAREHOLDERS  AWARD

BRF WINS SECOND PLACE IN LARGE CAP CATEGORY AND OBTAINS

HIGHEST MARK IN CORPORATE GOVERNANCE

BRF Brasil Foods was placed second in the ranking of the Best Companies  for Shareholders in the category of companies with a market value of more than R$ 15 billion and obtained the highest  mark – 10 – in Corporate Governance among those companies which received awards from the magazine Capital Aberto. Corporate governance was one of the five aspects assessed in  the award, along with liquidity, value creation, return on equity and dividends, and sustainability.

This was the sixth edition of the awardaward “The Best Companies for Shareholders” created by Capital Aberto, which is an important specialized magazine in capital markets which has a partnership with Stern Stewart do Brasil. A total of nine companies were awarded in three categories related to the five aspects mentioned above. The winners presented the most outstanding results for their shareholders compared to many other companies that also registered good performances in the periods under consideration (2009, 2010 and part of 2011).

The information used to calculate the Corporate Governance score came from a research undertaken by FIPECAFI’s Corporate Governance Studies Center, based on published documents sent to the Brazilian Securities and Exchange Commission (CVM) and investor relations sites. The research was coordinated by Professor Dr. Alexandre Di Miceli da Silveira of FEA-USP, a respected academic person in the areas of finance and corporate governance.

Three companies were chosen in each category: those with a market value of up to R$ 5 billion (Odontoprev, Marcopolo and Brookfield); from R$ 5 billion to R$ 15 billion (Sulamérica, Duratex and Lojas Renner); and above R$ 15 billion (Natura, BRF Brasil Foods and Bradesco).

BRF was also outstanding in the Sustainability area as it belongs to the Business Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBOVESPA). Among the various initiatives promoted by the company are the following: management of water resources, with a permanent program for the reutilization of water, and energy efficiency.

October, 2011

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 6, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director